UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         Commission File Number: 0-50832


                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On February 1, 2005, Vermilion Energy Trust announced that it has entered into a letter of intent to acquire oil and gas assets in Australia. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Vice President, Finance and
                                               Chief Financial Officer



Date: February 10, 2005

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]


                        PRESS RELEASE - FEBRUARY 1, 2005
              VERMILION ENERGY TRUST ANNOUNCES PROPOSED ACQUISITION


Vermilion Energy Trust (VET.UN - TSX) is pleased to announce that it has entered into a letter of intent to acquire 4,800 bopd of production through a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf. The purchase price for the proposed transaction is approximately C$95 million effective January 1, 2005, subject to normal closing adjustments, and the transaction is scheduled to close by March 1, 2005. Closing is subject to the parties entering into a definitive purchase and sale agreement, the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals. The transaction is also subject to the waiver of first rights of refusal by the owner of the remaining 40% working interest.

Vermilion is targeting Australia as its third core region of operations, complementing its assets in Canada and Western Europe. Vermilion's strategy over the next three to five years is to expand production in each of these three core regions. Australia, an energy resource-rich country, is the world's leading coal exporter and a source of significant reserves of oil and natural gas. Strong domestic demand for petroleum, combined with the country's proximity to Asian markets, provide alternative markets for existing and new production. Australia's stable political and economic environment and well-established energy industry afford an ideal setting for Vermilion to realize future growth opportunities. Vermilion's goal is to achieve an Australian production base of between 10,000 and 15,000 boe/d and the acquisition of these assets would be an ideal entry point into this market.

ACQUISITION SUMMARY

The assets are expected to average 4,400 barrels per day of Australian sweet crude oil in 2005, which equates to an annualized production increase of approximately 3,700 barrels per day assuming a closing date of March 1, 2005. The acquisition would add 12.1 mmboe of proven (P90) reserves and 16.0 mmboe of proven plus probable (P50) reserves to Vermilion based on an evaluation by Gilbert Laustsen Jung Associates Ltd., an independent engineering evaluations firm. The estimated reserve life of these assets is 9.9 years, based on proven plus probable reserves. Acquisition costs would be C$19,800 per boe/d, C$7.85 per boe of proven reserves and C$5.95 per boe of proven plus probable reserves.

Vermilion has identified opportunities to create additional value on the property through workovers, operating cost reductions and the potential debottlenecking of the production facilities. Longer-term upside opportunity exists with respect to infill drilling potential as a means of maximizing oil recoveries from this reservoir.

IMPACT ON VERMILION

Should the acquisition be completed, it is expected to add approximately 15% to Vermilion's 2005 produced volumes based on an expected closing date of March 1, 2005. Oil and natural gas liquids will increase to 55% from 46% of Vermilion's production stream, and international properties will now provide 58% of Vermilion's forecast 2005 global production. If the proposed acquisition is completed, Vermilion expects its production in 2005 to average between 25,000 and 26,000 boe/d, with approximately 42% of the production coming from Canada, 44% from Western Europe and the balance from Australia.

Based on forecast pricing of US$40 for WTI crude, the additional production if acquired, would generate an after-tax cash flow netback of approximately C$20.00 per boe.

Assuming a closing date of March 1, 2005, the acquisition is expected to increase each of Vermilion's 2005 cash flow per unit, production per unit, and reserves per unit, by approximately 15%. Vermilion anticipates financing the proposed acquisition using existing lines of credit, and will maintain considerable balance sheet strength. Upon completion of the proposed transaction, Vermilion's pro-forma net debt of approximately C$180 million would be less than one year's forward cash flow. Based on current distribution levels and cash flow forecasts, Vermilion's expected payout ratio in 2005 will drop to approximately 63%, further improving the long-term sustainability of distributions.

NEW DIRECTOR

As Vermilion expands its global asset base, it has also strengthened its international experience, announcing the appointment of William F. Madison as a new director. Bill brings a wealth of international experience, both onshore and offshore to Vermilion. He has spent his entire career from 1965 to 2000 with Marathon Oil Company, one of the world's premier integrated oil companies. Beginning his career in West Texas as a field engineer, Bill has held numerous positions around the world, including Manager Offshore Technology Division in Houston and General Manager North Sea Operations in Aberdeen. Bill completed his career with Marathon as Senior Vice President, Worldwide Production. Vermilion is excited about Bill joining our Board and contributing his strategic executive and international perspective.

Vermilion enjoys a competitive advantage as an international energy trust and benefits from geographically diverse production. The completion of this acquisition highlights Vermilion's ability to acquire high quality assets in the international arena. The Trust has now established strong production bases in Western Canada, Western Europe and Australia and will focus on expanding production in these core regions over the next three to five years. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Curtis W. Hicks, Executive VP & CFO
or
Paul Beique, Director Investor Relations

Vermilion Energy Trust
2800, 400 - 4th Avenue S.W.
Calgary, AB  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com